EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,
	2007	2006(a)	2005(a)	2004(a)	2003(a)
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes and equity in losses of affiliates	$193,201	$155,248	$148,389	$142,359	$70,058
Interest and other debt expense	66,003	59,397	60,616	57,222	98,034
Interest portion of rental expense	2,004	1,741	1,268	893	932

Earnings before fixed charges	$261,208	$216,386	$210,273	$200,474	$169,024

Fixed charges:
Interest and other debt expense	$66,003	$59,397	$60,616	$57,222	$98,034
Interest portion of rental expense	2,004	1,741	1,268	893	932
Capitalized interest	2,553	1,721	1,165	679	993

Total fixed charges	$70,560	$62,859	$63,049	$58,794	$99,959

Ratio of earnings to fixed charges	3.70	3.44	3.34	3.41	1.69

(a)	Interest and other debt expense in 2006, 2005, 2004 and 2003 includes a loss on early extinguishment of debt of $0.2 million, $11.2 million, $1.6 million and $19.2 million, respectively.